February 3, 2011

BY FACSIMILE AND U.S. MAIL
George J. Zornada, Esquire
K&L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, Massachusetts 02111

    RE: Wells Fargo Family Office Fund I, LLC
                 File Number 811-22513
            Wells Fargo Family Office Fund FW, LLC
                 File Number 881-22515
            Wells Fargo Family Office Master Fund, LLC
                 File Number 811-22514

Dear Mr. Zornada:

       We have reviewed the registration statements for the Wells Fargo Family Office Funds filed on Form N-2 with the Securities and Exchange Commission on January 3, 2011, and have the following comments:

PROSPECTUS

1. In the "Memorandum Summary, The Fund's Investment Objectives and Principal Strategies," the disclosure states:

   > In particular, use of leverage, short sales and derivative transactions by Underlying Fund Managers, and limited diversification can, in certain circumstances, result in significant losses to the Fund.

   Since the funds are non-diversified, please revise the disclosure to more accurately convey that the funds are non-diversified.

2. In the "Memorandum Summary, Risk Factors – Non-Diversified Status," please explain what is meant by non-diversified under the Investment Company Act of 1940.

3. In the "Memorandum Summary, Management Fee," please clarify that there is no management fee charged to the feeder funds. Please add similar disclosure to the

section entitled "Fees and Expenses" later in the private placement memorandum.

4. In the "Memorandum Summary, Repurchase Fee," the disclosure states that repurchases will be subject "to a 3% repurchase fee payable to the Master Fund" yet disclosure under the heading "Memorandum Summary, Tender Offers and Other Repurchases of Units by the Fund" states that repurchases will be subject to a 3% repurchase fee, payable to the "Fund." Please reconcile these statements to clarify whether the repurchase fee is paid to the master fund or the feeder funds.

5. Please confirm to the staff that the funds do not anticipate borrowing money during their first year, or alternatively, please ensure that the fund's fee table reflects any interest expenses incurred as a result of fund borrowing.

6. In the "Memorandum Summary, Closed-End Fund Structure: Limited Liquidity and Transfer Restrictions," the fifth sentence states "Members should not expect that they will be able freely to transfer Units." Please make this statement more prominent.

7. In the "Memorandum Summary, Provision of Tax Information to Members," please disclose, if applicable, that investors may need to file tax extensions since the funds may not be able to timely provide their tax information each year. Please also provide this disclosure in the tax discussion that follows the Memorandum Summary.

8. In the funds' Fee Tables, please delete the caption "Total Annual Fund Operating Expenses" so that the caption "Acquired Fund (Underlying Fund) Fees and Expenses" immediately follows the caption "Other Expenses." See Instruction 10.a to Item 3 of Form N-2. In addition, please ensure that the Member Transaction Expenses portion of the Fee Table is distinct from the Annual Expenses portion of the Fee Table and add a caption to the Member Transaction Expenses to reflect the repurchase fee disclosed in footnote 1.

9. In the funds' Example, the cost provided for one year does not appear to include the Placement Fee. Please revise this disclosure.

10. Under the heading, "Investment Program of the Fund," please disclose that Members will receive 60 days notice before the funds change their investment objectives.

11. Under the heading, "Investment Program of the Fund – Investment Objective, Selection of Underlying Funds," the disclosure in the second paragraph states that

"[t]he focus of the AI Team is to identify independent investment managers that are institutional quality, may be difficult to gain access to, and may have complex and/or unique investment strategies for WFFW clients that follow a 'family office' approach to investing." Please clarify what is meant by "a family office approach to investing."

12. Please disclose how long the funds expect it will take to fully invest the proceeds of the offering in accordance with the funds' investment objectives and policies, the reasons for any anticipated lengthy delay in investing the net proceeds, and the consequences of any delay. See Item 7.2 of Form N-2.

13. The funds' fundamental concentration policy provides that each fund may not invest more than 25% of its total assets in the securities of issuers in any single industry. The final sentence of the concentration policy states the funds "may invest in Investment Funds that may concentrate their assets in one or more industries." In our view, although the funds may invest in Investment Funds which concentrate, the funds may not ignore the concentration of underlying Investment Funds when determining whether the fund is in compliance with its own concentration policy. For example, in our view, it would be a violation of the fund's concentration policy for the fund to invest all its assets in Investment Funds that concentrate in a particular industry or group of industries. Please add disclosure indicating that the fund will consider the concentration of underlying Investment Funds when determining compliance with its concentration policy.

14. The registration statement for the Wells Fargo Family Office Master Fund, LLC, attempts to incorporate by reference from the registration statements of the feeder funds. The General Instructions to Form N-2 do not permit incorporation by reference of information required to be in the prospectus, particularly if those filings were not made previously and were not made by the registrant. See General Instruction F to Form N-2.

GENERAL

15. We may have additional comments on disclosures made in response to this letter, information supplied supplementally, or exhibits added in any pre-effective amendments.

16. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

17. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act. Where no changes will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis of your position.

TANDY LETTER

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the funds and their management are in possession of all facts relating to the funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the funds from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and
- The funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

If you have any questions about these comments, please call me at 202-551-6951.

Sincerely,

Linda B. Stirling
Senior Counsel